February 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao
Mary Mast

Re:	Canopy Growth Corporation Form 10-K for the Fiscal Year ended March 31, 2021 Filed June 1, 2021 File No. 001-38496

Dear Ms. Mast and Ms. Xiao:

We submit this letter in response to comments received by Canopy Growth Corporation (the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2022 (the “Comment Letter”) with respect to the Company’s above-referenced Annual Report on Form 10-K.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in italics followed by the Company’s responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Part 4—Critical Accounting Policies and Estimates

Impairment of Indefinite Lived Intangible Assets and Goodwill, page 86

1.

You state that you changed the structure of your internal management reporting in the fourth quarter of fiscal 2021 and identified two operating and reportable segments. You disclose that no indication of impairment was noted for any of your reporting units, as the estimated fair value of each of your reporting units with goodwill exceeded their carrying value. Please clarify for us if any of the reporting units is at risk of failing the impairment test, and if so, please provide the following disclosures for the at risk reporting units in future filings:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Company respectfully advises the Staff that the Company’s cannabis operations’ goodwill became at risk of impairment during the quarter ended December 31, 2021. In this regard, the Company has provided the following disclosure in Part I, Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2021, filed with the Commission on February 9, 2022 (the “Q3 2022 10-Q”) on page 58:

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in the MD&A section in our Annual Report.

Impairment of goodwill

Goodwill needs to be tested for impairment annually at the measurement date of March 31, or sooner if events or circumstances indicate that the carrying value of goodwill may not be recoverable. An entity may first perform a qualitative assessment of impairment, and a quantitative analysis is only required if the qualitative assessment is inconclusive.

As a result of the continued decline in the price of our common shares in the third quarter of fiscal 2022, we performed a quantitative interim goodwill impairment assessment for the cannabis operations reporting unit in the global cannabis segment as of December 31, 2021. The estimated fair value of the cannabis operations reporting unit was determined using the market valuation method, which is consistent with the methodology used for our annual impairment test conducted at March 31, 2021. The most significant assumption used in applying the market valuation methodology was the price of our common shares during the third quarter of fiscal 2022. We concluded that the estimated fair value of the cannabis operations reporting unit exceeded its carrying value at December 31, 2021 and, as a result, goodwill is not impaired. However, the fair value of the goodwill associated with our cannabis operations reporting unit only exceeded its carrying value by approximately 15% to 20%. Accordingly, our cannabis operations goodwill is at risk for impairment in future periods. The carrying value of goodwill associated with our cannabis operations reporting unit was $1.8 billion at December 31, 2021. To the extent we continue to experience declines in the price of our common shares, we may be required to perform a quantitative goodwill impairment assessment in future periods.

For the remaining reporting units, we do not believe that an event occurred or circumstances changed during the third quarter of fiscal 2022 that would, more likely than not, reduce the fair value of these reporting units below their carrying value. Therefore, we concluded that the quantitative goodwill impairment assessment was not required. The carrying value of goodwill associated with all other reporting units was $212.3 million at December 31, 2021.

We are required to perform the next annual goodwill impairment analysis on March 31, 2022.

In addition, the Company has provided the following disclosure in Part II, Item 1A (Risk Factors) of its Q3 2022 10-Q on page 62:

Item 1A. Risk Factors.

For information regarding factors that could affect our results of operations, financial condition and liquidity, see the risk factors discussed in Part I, Item 1A in our Annual Report. Except as set forth below, there have been no material changes to the risk factors previously disclosed in Part I, Item 1A in our Annual Report.

We have been and may in the future be required to write down intangible assets, including goodwill, due to impairment, which could have a material adverse effect on our results of operations or financial position.

We have in the past and may in the future be required to write down intangible assets, including goodwill, due to impairment, which would reduce earnings. We periodically calculate the fair value of our reporting units and intangible assets to test for impairment. This calculation may be affected by several factors, including general economic conditions, regulatory developments, changes in category growth rates as a result of changing adult consumer preferences, success of planned new product introductions, and competitive activity. Certain events can also trigger an immediate review of goodwill and intangible assets. If the carrying value of our reporting unit and other intangible assets exceed their fair value and the loss in value is other than temporary, the goodwill and other intangible assets are considered impaired, which would result in impairment losses and could have a material adverse effect on our consolidated financial position or results of operations. We have tested the goodwill associated with our cannabis operations reporting unit for impairment in connection with our review of the consolidated financial statements included in this Quarterly Report on Form 10-Q and have determined that there is no impairment of goodwill at this time. However, the fair value of the goodwill associated with our cannabis operations reporting unit only exceeded its carrying value by approximately 15% to 20%. Accordingly, our cannabis operations goodwill is at risk for impairment in future periods. The carrying value of goodwill associated with our cannabis operations reporting unit was $1.8 billion at December 31, 2021. Refer to “Critical Accounting Policies and Estimates” in the MD&A for information regarding our goodwill impairment assessment at December 31, 2021.

Note 17. Goodwill, page F-32

2.	Please tell us your consideration of providing the required disclosures for goodwill under ASC 350-20-50-1 in total and for each reportable segment.

Response: The Company respectfully advises the Staff that it has considered the disclosure requirements provided in ASC 350-20-50-1, inclusive of those included in 50-1A. In considering its disclosures relating to its reportable segments, the Company has also considered the disclosure requirements provided in ASC 280-10-50-26, which state that “If no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed.” In this regard, the Company has disclosed in its Annual Report on Form 10-K for the year ended March 31, 2021, and in its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2021, September 30, 2021, and December 31, 2021, that “Asset information by segment is not provided to, or reviewed by, the Company’s [Chief Executive Officer, who is the chief operating decision maker (“CODM”)] as it is not used to make strategic decisions, allocate resources, or assess performance.” Therefore, in considering the disclosure requirements in ASC 350-20-50-1, the Company concluded that these specific disclosures were not required because the Company’s CODM does not receive, or review, asset information by reportable segment.

Additionally, the Company advises the Staff that the Q3 2022 10-Q includes disclosure of the carrying value of goodwill associated with the cannabis operations reporting unit, which the Company considers to be “at risk” of impairment, at December 31, 2021. The Company has also disclosed the carrying value of goodwill associated with all other reporting units at December 31, 2021. These disclosures are included in the “Critical Accounting Policies” section of Part I, Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) on page 58 of the Q3 2022 10-Q, and included in the Company’s response to the Staff’s first comment above.

The Company further advises the Staff that the Company has no reporting units with zero or negative carrying values of net assets.

* * *

If you have any questions, please do not hesitate to contact Yariv Katz (tel: (212) 318-6393; email: yarivkatz@paulhastings.com) or Keith D. Pisani (tel: (212) 318-6053; email; keithpisani@paulhastings.com), each of Paul Hastings LLP, our outside corporate and securities counsel.

Sincerely,

/s/ Judy Hong
Judy Hong Interim Chief Financial Officer

cc: (via e-mail)

David Klein, Chief Executive Officer, Canopy Growth Corporation

Yariv Katz, Esq., Paul Hastings LLP

Keith D. Pisani, Esq., Paul Hastings LLP

KPMG LLP